MANAGEMENT DISCUSSION AND ANALYSIS

For the Three Months Ended March 31, 2008

Date of Report: May 12, 2008

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FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

For the three months ended: March 31, 2008

Date of Report: May 12, 2008

The following is a discussion of the operating results and financial position of Dejour Enterprises Ltd. (the “Company”) for the three months ended March 31, 2008

. It should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2007 and the interim unaudited consolidated financial statements for the three-month period ended March 31, 2008.

All financial information in this Management’s Discussion and Analysis (“MD&A”) is expressed and prepared in accordance with Canadian general accepted accounting principles. All references are in Canadian dollars, the Company’s reporting currency, unless otherwise noted. Some numbers in this MD&A have been rounded to the nearest thousand for discussion purposes.

Certain forward-looking statements are discussed in this MD&A with respect to the Company’s activities and future financial results. These are subject to risks and uncertainties that may cause projected results or events to differ materially from actual results or events.

COMPANY OVERVIEW

The Company focuses on oil and natural gas exploration and production (“E&P”) in North America’s premiere resource rich regions. The Company is distinguishing itself from traditional junior energy companies through a measured strategy for identifying premium energy assets at the earliest stages, and monetizing these resources at every phase of development, exploration and exploitation through partnerships and co-ventures.

The Company’s shares trade on the Tier 2 Board of the TSX Venture Exchange (“TSX-V”) and the American Stock Exchange (“Amex”) under the symbol DEJ and also trade on the Frankfurt Stock Exchange under the symbol D5R.

The Company’s energy portfolio also includes a significant interest in uranium exploration properties through carried interests, royalty and significant holdings of Titan Uranium, Inc. (“Titan”, TSX-V: TUE).  The Company is active in over 60 separate exploration projects in the US Rocky Mountain Piceance/Uinta Basins, the Peace River Arch of NE British Columbia/NW Alberta Canada and the Athabasca basin of Saskatchewan through Titan Uranium. The Company’s corporate office is located in Vancouver, British Columbia with branch offices in Calgary, Alberta and Denver, Colorado.

Since late 2004, the Company’s goal has been strategic acquisition and thoughtful drilling of high discovery potential land, monetization through co-ventures and spin offs, while enhancing returns and reducing risk. By Q2 2008, the Company expects revenue from E&P efforts, realizing the shift from a pure play exploration company to an oil and gas production company.

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OVERALL PERFORMANCE

a)

Oil and Gas Exploration Activities

During Q1 2008, the Company completed a most successful drilling program in Canada’s Peace River Arch, targeting > 10,000,000 cubic feet of natural gas equivalent per day (mmcfe/d) production from current operations in this area as North American natural gas prices rise to new cycle highs.

During three months ended March 31, 2008, the Company made significant progress transitioning from an exploration to a production oil and gas company. Highlights include:

•

11 new wells drilled in the Peace River Arch area targeted to produce 8-10 mmcfe/day natural gas.

•

Testing to date of Q1 Peace River Arch discoveries and development wells resulting in over 10 mmcfe/day test flow rates with testing and evaluation to be completed on three of the wells in Q2.

The Company has drilled or participated in drilling 16 wells on 9 of its 14 project areas, since inception of exploration activity in Canada’s Peace River Arch in late 2006. Nine wells have tested gas and two have tested gas and oil. Two are recent wells for which completion and evaluation operations are underway. Three wells have been deemed non-economic and abandoned. Of these three abandoned wells, the Company had minor interests of 10% and 15% in two of the wells and 70% in the third.

This drilling resulted in production capability in the Peace River Arch area of > 10,000,000 cubic feet of natural gas equivalent per day production of which 20-25% is oil. Maximum allowable rates will be imposed on the wells with oil which will result in maximum allowable production total of approximately 8 mmcfe per day.  The Company is currently producing approximately 2,700 mcf/day from four wells and expects that natural gas and oil will be flowing by the end of Q3 2008 from at least 10 wells, with more development probable on discovery lands and at least five additional exploration projects, as yet undrilled on our existing land base, to follow.

b)

Uranium Exploration Projects

During October 2006 the Company sold its uranium properties to Titan Uranium Inc. (“Titan”) while retaining a 1% net smelter return royalty (“NSR”) and a carried 10% working interest to completed bankable feasibility study following which the Company could elect to convert its 10% carried interest to another 1% NSR. Titan has completed a comprehensive 11,000-meter exploration program for 2007, and is currently developing its 2008 program. This partnership provided the Company with the capital to focus on exploiting oil and gas holdings in the Piceance and Uinta Basins, and other key projects.

c)

Financial Condition

Since its reactivation to Tier 2 Issuer status on the TSX Venture Exchange in November 2004 to date, the Company has raised gross proceeds of over $54 million, through private placements and the exercise of warrants and options.

As at March 31, 2008, the Company had a deficit working capital of $1,270,000 as compared to working capital of $11,336,000 as at December 31, 2007 and $9,701,000 as at March 31, 2007. The deficit working capital was mainly due to significant accounts payable resulting from the preparation of oil and gas production during Q1 2008. The Company had cash and cash equivalents of $7,001,000 as at March 31, 2008 as compared to $13,512,000 as at December 31, 2007 and $13,505,000 as at March 31, 2007.

In addition to cash balance, the Company also had Goods and Services Tax (GST) recoverable of $960,000, most of which relate to the GST paid on exploration expenditures.  Subsequent to March 31, 2008, $286,000 of the GST recoverable was received and the Company expects to receive the remaining $674,000 shortly.

The Company also had 17.5 million shares of Titan, in which 3.5 million shares can be disposed of if necessary to fund exploration and operating activities.  As at May 9, 2008, the closing price of Titan’s shares was $0.68 per share.  At each anniversary date from the closing of Titan transaction, 3.5 million shares become free trading and any trades in excess of this annual limit will be subject to prior approval of the Board of Directors of Titan.

Included in current liabilities were convertible debentures of US$1,135,000.  These debentures are due on July 15, 2008 and are convertible into common shares units at US$1.35 per Unit.  These debentures are currently in the money and the Company expected that the convertible debentures would be converted to the Company’s common shares by July 15, 2008.

During the three months ended March 31, 2008, the Company had received $330,000 from exercised stock options and paid $5,889,000 of cash on specific oil and gas properties. The Company’s net consolidated assets increased by $5,231,000 during the three months ended March 31, 2008, from $63,143,000 as at December 31, 2007 to $68,374,000 as at March 31, 2008.

Subsequent to March 31, 2008, the Company commenced oil & gas production in four wells in Northeastern British Columbia of about 2.7mmcf / day and cashflow from these wells will arrive in 2008 Q2.  The Company expects production to increase to 8mmcf / day by 2008 Q3.

URANIUM EXPLORATION PROJECTS

History of Uranium Exploration in Athabasca Basin

January 2005 Dejour announced it is entry into the business of exploration for uranium with the staking of its first mining claims located in the Athabasca Basin in northern Saskatchewan (the “Basin”).  The Basin is the number one uranium address in the world.  In less than 2 years the Company staked or acquired mineral rights to 68 claims and 4 permits consisting of 966,969 acres (391,320 hectares) with the Company owning 100% of the interest.  The Company had spent approximately $7.0 million in acquisition and exploration on its uranium properties.

During October 2006 the Company announced a transaction with Titan whereby Titan acquired Dejour’s uranium properties and in return Dejour received 17.5 million common shares of Titan and 3.0 million Titan warrants while retaining a 1% net smelter return royalty (“NSR”) and a carried 10% working interest to completed bankable feasibility study following which the Company could elect to convert its 10% carried interest to another 1% NSR.

According to an Estimate Valuation Report by independent business valuator BDO Dunwoody Valuation Inc., dated March 29, 2007, the estimated value of the 17.5 million common shares of Titan and 3.0 million Titan warrants received were approximately $36.5 million. This figure excludes the values for the 1% NSR and 10% carried interest.  A gain on disposition of $30 million was recognized in 2006.  As at March 31, 2008, the Company owned roughly 33.1% of Titan’s outstanding common shares with a carrying value of $12.3 million net of an impairment charge of $21.6 million in 2007.

About the Athabasca Basin

The Company’s previously owned uranium properties are situated along the western and eastern margins and in the center of the Basin.  The Basin became the focus for uranium exploration following the discovery in 1968 of a new, unconformity-related, high-grade uranium deposit along the eastern edge of the Basin at Rabbit Lake.  This marked the beginning of the uranium exploration boom in the Basin.  Major discoveries were made in the 1970’s (Collins Bay, Key Lake and Midwest) and the 1980’s (Cigar Lake, McArthur, Eagle Point, and Dominique-Peter).

The main exploration focus was on the definition of sub-Athabasca basement graphitic rocks, recognizable as electromagnetic conductors, because of the role they played in controlling the locations of the unconformity-type uranium deposits at or near the Athabasca basement contact.

The Basin has been explored sporadically from the late 1960’s through to the present day with most of the work being carried out in the late 1970’s and 1980’s. The main companies involved included Saskatchewan Mining Development Company, now Cameco Corp, Cogema, and Uranerz Exploration and Mining Limited. These and numerous other exploration companies flew airborne electromagnetic, magnetic and radiometric surveys, carried out prospecting, ground geophysics, till and lake water and lake sediment sampling and diamond drilling.

The majority of the work was carried out on the eastern side of the Basin.  The exploration work carried out to date on and in the vicinity of the Dejour-Titan properties has not been exhaustive.  New and improved exploration technologies successful in defining anomalies elsewhere in the Basin are now being utilized on the properties.

Property Geology

The uranium properties are underlain by metamorphosed Aphebian sedimentary rocks, which contain graphitic horizons, and felsic intrusive rocks.  These in turn are overlain by the flat lying late Proterozoic Athabasca Sandstone Formation which consists primarily of coarse sandstone with pebbly and conglomeratic layers.  The thickness of the sandstone varies considerably from property to property.

On the Virgin River Trend South property the sandstone has been completely eroded.  On the Virgin River North property the sandstone is 800m to 1500m thick and on the remaining thirteen properties the sandstone is 50m to 800m thick. On several properties the sandstone is cut by thin diabase dykes.  Pre-Athabasca and post-Athabasca faulting is common on all the properties.

On the Maybelle and Gartner properties on the very west side of the Basin the sandstone also has a thin cover of Cretaceous clastic sediments.

All of the properties have been glaciated and have a thin veneer of glacial sediments covering the sandstone and basement rocks.

On all of the properties the information available from government and exploration sources indicates that the properties have geological features comparable to those found in the vicinity of uranium mineralization elsewhere in the Basin.

During 2007 and early 2008, Titan has developed a strong exploration mandate accentuated by several interesting joint ventures covering their lands with large international mining concerns. Two of these joint ventures with Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Vale Exploration Canada cover project areas on which the Company retains both carried and royalty interests.

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Current Uranium Holdings

As at March 31, 2008, the Company held a 10% carried interest and 1% NSR in the following uranium properties:

Hectares

Acres

Virgin Trend North

132,613

327,693

Virgin Trent South

31,594

78,070

R-Seven

54,531

134,739

Sand Hill Lake

74,312

183,678

Fleming Island

34,325

84,819

Gartner Lake

24,157

59,693

Maybelle River

16,473

40,706

Meanwell Lake

14,989

37,038

Thorburn Lake

2,802

6,924

Hoppy North

1,924

4,754

Hoppy South

1,271

3,141

Umpherville Lake

1,095

 2,706

Carlson Creek

759

1,875

Umpherville West

321

793

Bozo Project

154

380

Total

391,320

966,969

The carrying values of the Company’s 10% carried interests were $696,991 as at March 31, 2008 and December 31, 2007.

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OIL AND GAS EXPLORATION

Canadian Activities

Commencing April 1, 2006 the Company has entered a joint venture arrangement with Charles W.E. Dove, who has been an advisory board member of the Company since November 2004, and a principal with Dove & Kay Exploration Ltd. of Calgary.

Mr. Dove, a geophysicist, with over 27 years oil & gas experience, left his geophysical consulting business to join the Company to identify, generate and pursue certain oil & gas opportunities in the Western Sedimentary Basin.  The Joint Venture is incorporated as Dejour Energy (Alberta) Ltd. (“DEAL”) and was originally owned and funded 90% by the Company, with Mr. Dove’s company, Wild Horse Energy Ltd. owning and funding the remaining 10%.

Effective June 1, 2007, the Company purchased 100% of Wild Horse Energy Ltd. from Mr. Dove. This purchase resulted in DEAL becoming an indirect wholly owned subsidiary of the Company.  The purchase price was based on land and reserve values established by McDaniel and Associates Consultants Ltd., an independent evaluation firm in Calgary, Alberta. Mr. Dove continues as President and COO of DEAL and is a Director of the Company.

Numerous oil and gas prospects are being pursued and developed.  DEAL has elected to manage risk by taking varying working interest positions based upon reserve potential and perceived exploration risk. These interests range from 10% to 100%.  Most joint venture business terms are structured in such a way that a drilling or re-entry commitment is tied to additional drilling options or other lands on the various prospects. Land purchase priority is given to areas with multi-zone potential and proximal gathering systems.

In October 2006, DEAL successfully concluded a Participation Agreement allowing it to participate in the drilling of a high potential natural gas well in an area known as the Noel Area, in N.E. British Columbia, Canada.  DEAL paid 15% of the costs to earn a 9.375% working interest in 2,220 acres with an option to drill additional wells earning 2,220 acres to a maximum of 10,725 acres.  Drilling commenced in the 1st quarter of 2007 and the well was dry. The Company had earned the working interest of 2,220 acres, but the Company decided not to exercise options to earn more lands. As a result, the Company recorded an impairment provision of $670,794 for the year ended December 31, 2007.

DEAL has been acquiring lands at public sales and by private purchase. Lands acquisition through purchase or earning has resulted in DEAL owning an average 46% interest in approximately 33,570 acres of lands with further options or a right of first refusal on approximately 5,760 acres in the Peace River Arch area of Alberta.

During the first and second quarters of 2007, DEAL concluded business agreements on four additional prospects resulting with the drilling of four wells and re-entry of a fifth. During the third quarter DEAL purchased 1,419 ha (3,548 acres) of lands and crown sales and privately at an average cost of $420.83/ha ($168.33/acre). Total land bonus paid was $597,163.28. These lands are at 100% working interest.  Fourth quarter 2007 activities included the purchase of 1,708 ha (4,270 acres) of land, 1,452 (3,630 acres) of which were the Company postings, at government sales for an average of $243.15/ha ($97.26/acre). Total bonus cost for these purchases was $415,302 at 100% working interest. Seismic programs were recorded in three areas, one of these carried over into 2008. These are designed to evaluate lands for drilling in 2008 and 2009.

Activity in Q1 2008 included drilling of 11 wells, 9 of which were operated by DEAL with an average working interest of over 95%. Two were outside operated with average working interest of 35%. In one of these areas DEAL conducted a seismic program on behalf of the joint venture.

Investment requirements for our work program in Dejour Energy (Alberta) Ltd have increased as two of our wells which were drilled to evaluate deeper prospects have encountered sour gas and oil in significant quantities. This requires additional equipment, facilities and pipeline to produce which was moved onto the sites prior to spring breakup and road bans. Work in underway on assembly of these facilities and has continued through the spring as the access has been built leaving the sites accessible with light vehicles. These facilities will include capacity to add development wells in the future. Costs to complete these facilities are currently being finalized.

Results and activity on these prospects are summarized below.

Drake

843ha (2,108 acres) of the lands purchased in 2007 are in the Drake area of northeast British Columbia. The two gas wells resulting from the Q2 2007 drilling at Drake are tied in and producing. Initial rates from these two wells were anticipated to be and are approximately 1.5 mmcf/day net to the Company. During the 2007/2008 winter drilling season a total of four new wells, three of which will be drilled to evaluate the deeper Halfway formation as well as the proven Notikewin sands, were drilled. Two are on lands earned by last winters’ drilling and two on 100% working interest lands purchased at a crown sale. Working interest in lands earned last winter has been increased from 60% to 92% on 700 of the 1,400 acres earned. Interest in the remaining 700 acres remains at 100% before payout and 60% after payout. Final locations for the 2007/8 winter drilling were chosen based on interpretation of 3D seismic data purchased over all the Company’s working interest land in the area. Four wells were drilled and completed for production in Q1 2008. Two of these are currently producing at a combined rate of approximately 1,200 mcf/day. Pipelines have been constructed and equipment placed at the well sites to commence production on the remaining two when assembly of production facilities is complete. These new wells tested at flow rates of 500 to over 3,000 mcfe/day.  Infrastructure in the Drake area will have design capabilities to handle up to 10 mmcf/day. Results this winter have been encouraging and development drilling is being planned for next winter to fully exploit the lands and infrastructure.

Wembley

At Wembley, Alberta, an existing well bore was re-entered and a re-completion attempted in the Notikewin formation during the 2006/7 winter.  The Company earned a 50% working interest in a 100% before payout, 60% after payout farm-in in on two sections with the re-entry. This resulted in non-economic gas; however, it allowed the Company to continue four section of land past lease expiry to evaluate two other prospective zones. An exploration well commenced drilling in late December to test these zones. A partner company was invited into this prospect during drilling reducing the Company’s interest from 100 to 70%. The well was completed in early 2008 and tested under 100 mcf/day and was deemed non-economic.

Chinchaga

At Chinchaga, Alberta, the Company participated for a 10% working interest in a Slave Point test well in Q1 2007. This was on a farm-in whereby the Company reimbursed the land holder for 10% of land costs subject to a royalty of 12.5% on 7,680 acres and 7.5% on 5,120 acres of the 12,800 acres included in the farm-out. A well was drilled on a seismically defined anomaly similar to the Ladyfern 30 miles to the west. Although this well was not economic, the results are being evaluated which may lead to further drilling in the area. The Company elected to increase its interest to 45% in 2,560 acres prior to completion of drilling of the test well. In addition the company has a ROFR on 5,760 acres.

Saddle Hills

In the Saddle Hills area, in Q1 2007 DEAL participated in drilling a well on a five section block of land at 30% working interest to earn 30% subject to 10% non-convertible royalty.  The operator expects to tie in the gas well drilled last winter and has drilled one more location in Q2 2008. DEAL has completed a seismic program on behalf of the joint venture to aid in future development plans.  Last winters gas well tested over 1.5 mmcf/day total from two zones. Well log indications show this last well drilled to be a success. Completion operations will commence in Q2. Agreements are being finalized to add 7 sections at 30% working interest.

Manning

The Company participated at 40% working interest in a farm-in on seven sections of land. A test well commenced drilling in December 2007 and was completed in early 2008. This well earned all seven sections subject to non-convertible royalty. The well has been tested and flowed > 1,500 mcf/day with water. Further evaluation is underway.

LaGlace

At LaGlace, the company purchased a quarter section of land privately to test a shallow oil play. The well was drilled and cased in December 2007 and will be completed and evaluated in 2008.

Cecil

A seismic program was recorded at Cecil. Based on this program, a well was drilled in Q1 2008 and tested gas at rates of approximately 500 mcf/day. The Company expects to tie-in the well for production in Q2 2008. The Company’s interest in this prospect is 95%. Additional development potential exists in three zones on this property.

Boundary Lake

Land was posted and purchased in B.C. and Alberta in this area. An exploration well was drilled and cased in Q1 2008 and is in the process of being evaluated.

Carson Creek

At Carson Creek, land was purchased privately and a test well commenced drilling in late 2007.  This well tested gas and oil and will be placed on production as soon as possible.

Kaybob

Land was posted and purchased in the Kaybob area. A seismic program began operation in Q4 2007 and was completed in January 2008. This will guide future development plans for this oil prospect.

Future Plans

The Company is adding new prospects to its inventory in British Columbia and Alberta will continue an aggressive development plan for the land holdings proven capable of production. To facilitate the efficiency of the growing operation, DEAL has been increasing its working interests and operatorship and has obtained the required permits to drill and operate oil and gas properties in Alberta and British Columbia  The Company has added additional contract personnel to assist with lands and engineering requirements and is pursuing additional lands to expand on current success.

Summary of Capitalized Canadian Oil and Gas Expenditures

A continuity summary of capitalized acquisition costs, exploration expenditures in the Company’s Canadian oil and gas properties for the three months ended March 31, 2008 are as follows:

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	December 31, 2007	March 31, 2008
	Net Book Value	Net Expenditures	Net Book Value
Canadian Oil and Gas Properties
Alderson 3D
Consulting and general	$2,500	-	$ 2,500
Seismic	180,253	(1,017)	179,236
	182,753	(1,017)	181,736

Boundary Lake South
Acquisition	174,579	-	174,579
Consulting and general	5,020	-	5,020
Drilling program	202,125	1,164,643	1,366,768
	381,724	1,164,643	1,546,367

Carson Creek
Acquisition	-	265	265
Consulting and general	16,405	-	16,405
Drilling program	518,624	479,017	997,641
Seismic	475	12,728	13,203
	535,504	492,010	1,027,514

Cecil
Acquisition	127,113	806	127,919
Consulting and general	19,529	20	19,549
Drilling program	14,488	909,739	924,227
Seismic	146,027	(12,467)	133,560
	307,157	898,098	1,205,255

Chinchaga
Acquisition	159,018	-	159,018
Consulting and general	2,953	-	2,953
Drilling program	321,209	448	321,657
Seismic	-	-	-
	483,180	448	483,628

Drake
Acquisition	731,265	24,344	755,609
Consulting and general	184,651	222	184,873
Drilling program	1,252,105	8,093,685	9,345,790
Seismic	317,145	-	317,145
	2,485,166	8,118,251	10,603,417

Kaybob
Acquisition	227,032	-	227,032
Consulting and general	10,888	-	10,888
Seismic	258,643	120,570	379,213
	496,563	120,570	617,133

LeGlace
Acquisition	30,225	-	30,225
Consulting and general	8,599	-	8,599
Drilling program	481,385	75,514	556,899
Seismic	70	-	70
	520,279	75,514	595,793

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	December 31, 2007	March 31, 2008
	Net Book Value	Net Expenditures	Net Book Value
Canadian Oil and Gas Properties (cont’d)
Manning Area
Consulting and general	$5,800	-	5,800
Drilling program	107,840	-	107,840
	113,640	-	113,640

Saddle Hills
Acquisition	9,724	-	9,724
Consulting and general	1,080	-	1,080
Drilling program	500,425	-	500,425
Seismic	23	26,731	26,754
	511,252	26,731	537,983

Wembley
Acquisition	122,330	-	122,330
Consulting and general	8,249	-	8,249
Drilling program	1,048,301	500,549	1,548,850
Seismic	-	-	-
	1,178,880	500,549	1,679,429

Others
Acquisition	57,522	-	57,522
Consulting and general	15,011	2,500	17,511
Drilling program	11	261,329	261,340
Seismic	90	-	90
	72,634	263,829	336,463

Total Canadian Oil and Gas Properties	$7,268,732	$ 11,659,626	$ 18,928,358

US Activities

Colorado - Utah Oil & Gas Projects (Piceance)

In July 2006, the Company successfully concluded the purchase of working interests in 267 oil and gas leases covering 254,068 net acres (397 sections of land) in the Piceance and Uinta Basins of Western Colorado and Eastern Utah for a total cost of CAD$25,152,510 in cash, stock, note and debentures. The note was fully paid by June 2007 and US $349,850 of the Debentures plus capitalized interests was converted to 273,399 common shares of the Company. The remaining Debentures, in the combined total outstanding amount of US $1,047,995 plus capitalized interests are redeemable by July 15, 2008 (For details, refer to Note 7 (b) of the Company’s audited consolidated financial statements for the year ended December 31, 2007).

Subsequently, the company acquired an interest in an additional 21,866 net acres (34 sections) such that the current total of leases is 295.  These additional 28 leases are contained within an Area of Mutual Interest as defined in the 2006 purchase agreement.

The projects consist of two types. The Company holds a 25% working interest in the “Natural Gas Resource” projects which are a well defined stratigraphic gas resource, covering 207,934 net acres containing low geologic risk natural gas assets plus the opportunity for deeper Jurassic reserves.  The Company holds a 12.5% working interest in the second project, a massive deep “Subthrust Oil” project covering 68,000 net acres in the northern Piceance/Uinta Basins

Leasehold acreage net royalty interest (“NRI”) is 80% except for 1 lease that is 78%.  Dejour will pay an unpromoted proportionate share of all exploration expenses including seismic, drilling, completion or abandonment and equipping.

On July 2, 2007 the Company received 2 AFE’s (Authorities For Expenditure) from the Operator proposing the drilling of 2 wells on its N. Barcus Creek Prospect located in Rio Blanco County, Colorado.  The Company elected to participate in the drilling of the 2 proposed wells, known as the #1-12 and #2-12 wells, located in Section 12, T1N, R99W.

On July 22, 2007 a shallow capable drill rig commenced drill operations for the #1-12 well and by August 8, 2007 had drilled to a depth of 3,225’ and subsequently set surface casing.  The shallow drill rig was released; a deeper capable rig moved in and on August 16, 2007 continued drill operations.  On August 27, 2007 the deeper rig reached the target depth of 11,150’ and on September 2, 2007 rig was released.  Operations to complete the #1-12 well commenced on September 13, 2007 and have continued through to the present. The well awaits connection to a pipeline.

Drill operations on the #2-12 well commenced on August 7, 2007 when the shallow rig utilized on the #1-12 well was relocated to the #2-12 location.  The #2-12 well is within 1,800’ of the #1-12 well.  The #2-12 well was drilled to a depth of 3,260’ and surface casing was set.  The shallow drill rig was released and the deeper rig, the same one utilized for the deepening of the #1-12 well, was mobilized and on September 8, 2007 continued drill operations.  On September 21, 2007 the deeper drill rig reached the target depth of 11,300’ and on September 24, 2007 the deeper drill rig was released. Operations to complete the #2-12 well commenced on September 25, 2007 and shortly thereafter were suspended pending results of the #1-12 well. After some delay the completion program recommenced and currently the well is shut in pending installation of a pipeline. Negotiations are underway to install a pipeline to allow production from the N. Barcus Creek wells.

The current working interest partners are:

‘Natural Gas Resource’       ‘Subthrust Oil’

Dejour Energy (USA) Corp.

25%

12.5%

Brownstone Ventures (US) Inc.

10%

10%

Retamco Operating, Inc.

65%

77.5%

Tinsley Prospect

By agreement dated September 1, 2005 the Company acquired the rights to participate in an oil and gas exploration joint venture known as the Tinsley Deep Prospect located in Yazoo County, Mississippi (the “Tinsley Prospect”).  The Tinsley Prospect originally comprised of 5,100 gross acres and 4,613 net acres.  During December 2005 the operator commenced drilling operations on a test well known as the Merit Partners #1, eventually drilled to a total depth of 11,237 feet.

The Company paid acquisition costs representing the Company’s 43% prospect interest which included payment for leasehold interests, brokerage, seismic processing and prospect development.  In the initial well the Company paid 46.6% of the drilling and/or abandonment costs, and 34.9% of completion costs to earn a 34.9% WI BPO (working interest before payout) [28.2% NRI BPO (net revenue interest before payout)] and 29.4% WI APO (working interest after payout) [25.6% NRI APO (net revenue interest after payout)].  The agreement also contains an Area of Mutual Interest consisting of approximately 45 sq. miles defined by the area covered by certain seismic data.

In March 2006, the Company was advised by the operator of the Tinsley Prospect that the well was not economic.  As a result, the Company recorded an impairment provision of $2,375,926 in 2006.

In the 1st quarter of 2007 the Company reached an agreement with the Operator such that the Company transferred its interest in the Merit Partners #1 wellbore along with certain shallow rights in roughly 616 net acres of oil & gas leases and in return the Company received 100% ownership of 1,736 net acres of oil & gas leases containing the rights below the base of the Hosston formation.  The Company will not be required to pay its share of plugging and abandonment costs for the Merit Partners #1 wellbore.

In 2007, the Company concluded an agreement with a private Mississippi based company with the Company contributing its land and technical information from the Tinsley Prospect to a joint venture. As of March 31, 2008 the Company holds a 35% working interest in 8,349 gross and 7,057 net acres. The Mississippi based corporation recently commenced its search for a major industry partner to become the operator and together with the Company plans the drilling of additional wells over the next 12 months.

Lavaca Prospect

By agreement dated October 1, 2005 the Company acquired the rights to participate in oil and gas exploration joint venture known as the Lavaca Prospect located in Mitchell County, Texas (the “Lavaca Prospect”).  The Lavaca Prospect was originally comprised of 6,181 gross acres and 3,998 net acres.  During November 2005 the operator commenced drilling operations on a test well drilled to 8,200 feet.

The Company paid acquisition costs representing the Company’s 10% interest which include payment for leasehold interests, brokerage and prospect development.  In the initial well the Company paid 13.3% of the drilling costs and 10% of completion costs estimated at to earn a 10% WI (working interest) [7.5% NRI (net revenue interest)].  The agreement also contains an Area of Mutual Interest consisting of all land within one mile from the outside borders of the leasehold lands.

In September 2006, the Company was advised by the operator of the Lavaca Prospect that the Purvis #1 well is not economic and commenced operations to plug and abandon the well.  As a result, the Company recorded an impairment provision of $220,148 in 2006.

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Summary of Capitalized US Oil and Gas Expenditures

A continuity summary of capitalized acquisition costs, exploration expenditures in the Company’s US oil and gas properties for the three months ended March 31, 2008 are as follows:

	December 31, 2007	March 31, 2008
	Net Book Value	Net Expenditures	Net Book Value
US Oil and Gas Properties
Colorado/Utah Projects
Acquisition	$25,467,708	$ (3,958)	$ 25,463,750
Consulting and general	143,804	46,956	190,760
Drilling program	1,796,849	6,491	1,803,340
Seismic	-	-	-
	27,408,361	49,489	27,457,850

Lavaca Project
Acquisition	381	-	381

Tinsley Prospect
Acquisition	37,024	130,268	167,292
	37,024	130,268	167,292

Turtle Bayou
Acquisition	1	-	-

Total US Oil and Gas Properties	$27,445,767	$ 179,757	$ 27,625,524

SHARE CAPITAL

The following is a summary of share transactions for the three months ended March 31, 2008 and for the fiscal year ended December 31, 2007:

Authorized:

Unlimited common shares

Unlimited first preferred shares, issuable in series

Unlimited second preferred shares, issuable in series

	Common Shares	Value
Balance at December 31, 2006	60,899,723	$ 48,671,383
- for conversion of convertible debenture	273,399	394,752
- for cash on by private placements	4,773,980	11,287,668
- for cash on exercise of warrants	3,444,490	2,859,863
- for cash on exercise of stock options	3,444,490	2,859,863
- Contributed surplus reallocated on exercise of stock options	-	335,038
- renounced flow through share expenditures	-	(2,712,540)
Balance as at December 31, 2007	70,128,329	61,393,964

- for cash on exercise of stock options	651,858	329,605
- Contributed surplus reallocated on exercise of stock options	-	216,561
- renounced flow through share expenditures	-	(620,984)
Balance at March 31, 2008	70,780,187	$61,319,146

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STOCK OPTIONS AND SHARE PURCHASE WARRANTS

The following table summarizes information about stock option transactions:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance, December 31, 2006	4,560,785	$ 1.14	1.93 years
Options granted	3,095,000	2.20
Options exercised	(736,737)	0.76
Options cancelled and expired	(1,291,567)	2.39
Balance, December 31, 2007	5,627,481	1.49	1.96 years
Options granted	2,120,000	1.42
Options exercised	(651,858)	0.51
Options cancelled and expired	(266,800)	2.14
Balance, March 31, 2008	6,828,823	$ 1.54	2.30 years

Details of stock options vested and exercisable as at March 31, 2008 are as follows:

As at March 31, 2008, 1,769,000 outstanding and vested options are “in the money” (the exercise price is less than the market trading price). If these options were fully exercised, the Company would realize approximately $1,372,000 in additional capital.

Number of Options Outstanding and Vested	Exercise Price	Remaining Contractual Life (Years)
359,630	$ 0.275	1.59
30,904	0.550	0.29
858,333	0.600	0.44
3,752	0.900	0.59
150,000	1.400	1.00
787,333	2.100	1.08
12,500	1.750	1.59
150,000	1.950	0.67
41,667	2.350	1.84
593,750	2.000	3.17
12,500	2.050	2.47
31,250	1.600	0.76
150,000	1.500	2.88
216,250	1.400	2.70

3,397,869

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The following table summarizes information about share purchase warrants:

	Outstanding Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2006	4,544,506	$ 1.03	0.41 years
Warrants issued	2,372,531	3.15
Warrants exercised	(3,444,490)	0.83
Warrants expired	(1,100,016)	1.64
Balance, December 31, 2007	2,372,531	3.15	1.31 years
Warrants issued	-	-
Warrants exercised	-	-
Warrants expired	-	-
Balance, March 31, 2008	2,372,531	$ 3.15	1.05 years

Details of warrants outstanding as at March 31, 2008 are as follows:

Number of Warrants Outstanding	Exercise Price	Remaining Contractual Life (Years)

2,104,129	$ 3.35	1.15
268,402 *	1.53 *	0.29

2,372,531

*268,402 warrants were denominated in US dollar and are exercisable at US $1.50 per share.

RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2008 and 2007, the Company entered into the following transactions with related parties:

a)

The Company incurred a total of $63,650 (2007 - $31,500) in consulting fees to a private company controlled by the CEO of the Company.

b)

The Company incurred a total of $49,900 (2006 - $31,500) in consulting fees to a private company controlled by the President of the Company.

c)

The Company incurred $51,694 (2006 - $30,025) in consulting fees to a private company controlled by the CFO.

d)

The Company’s subsidiary (“DEAL”) incurred a total of $47,250 (2006 - $37,500) in consulting fees to a private company controlled by the President of DEAL.

e)

The Company incurred $22,926 (2007 - $23,121) in consulting fees to a private company controlled by the vice-president of the Company.

f)

The Company incurred $17,500 (2007 - $22,500) in meeting attendance fees to the Company’s independent directors.

These transactions are in the normal course of operations and are measured at the exchange amount established and agreed to by the related parties.

RESULTS OF OPERATIONS – THREE MONTHS ENDED MARCH 31, 2008 AND 2007

The Company’s net loss for the three months ended March 31, 2008 was $1,557,000 or $0.02 per share, compared to a net loss of $1,824,000, or $0.03 per share for the three months ended March 31, 2007.  Included in the net loss for three months ended March 31, 2008 was non-cash stock-based compensation expense of $773,000 and a non-cash equity loss from Titan of $318,000, in which $97,896 relates to Titan’s non-cash stock-based compensation expense. The equity loss from Titan relates to the Company’s proportionate share of Titan’s losses in the current period.

Included in the net loss for three months ended March 31, 2007 was stock-based compensation expense of $403,000 and an equity loss from Titan of $1,415,000, in which $1,330,000 relates to non-cash stock-based compensation expense. Equity loss from Titan relates to the Company’s proportionate share of Titan’s losses in the period.

For the three months ended March 31, 2008, the Company’s general and administration expenses increased by $597,000, compared to the same period ended March 31, 2007. Major increases included in the general and administration expenses for the current period are increases of $370,000 in stock-based compensation, $336,000 in fees for management and consultants and $49,000 in office and general expenses.  Investor relations expenses deceased by $158,000 compared to the period ended March 31, 2007.

The granting and vesting of stock options during Q1 2008 resulted in non-cash stock-based compensation expenses of $773,000, compared to $403,000 in Q1 2007. The increase was mainly due to the vesting of stock options previously granted. The Company determined the fair value of stock options using the Black-Scholes option pricing model. The compensation cost was measured at the date of grant and was expensed over the vesting period.

Fees for management and consultants in Q1 2008 were $580,000, as compared to $244,000 in Q1 2007, and office and general expenses in Q1 2008 were $123,000, as compared to $74,000 in Q1 2007. The increases were mainly due to the significantly increased business activities in the Company’s Vancouver and Calgary offices with respect to development and production preparation in oil and gas projects. The Company had been actively looking for oil and gas properties and developing aggressive drilling programs that would add to shareholder values.

Future income tax recovery in Q1 2008 was $621,000, as compared to $876,000 in Q1 2007. The Company renounced $1,820,000 of Canadian Exploration Expenditures (“CEEs”) to investors in February 2008, as compared to $7,950,000 renunciation in February 2007. Under Canadian generally accepted accounting principles, the renunciation of CEEs results in future income tax liabilities and share issuance costs. The Company’s previously unrecognized future income tax assets relating to loss carry forwards were offset against future income tax liabilities from the renunciation of CEEs, resulting in future income tax recoveries.

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SUMMARY OF QUARTERLY RESULTS

The following summary for the eight most recently completed financial quarters ending March 31 details pertinent financial and corporate information, which is unaudited and prepared by Management of the Company. For more detailed information, refer to related consolidated financial statements.

Quarter ended	Mar 31, 2008 $	Dec. 31, 2007 $	Sept. 30, 2007 $	June 30, 2007 $	Mar. 31, 2007 $	Dec 31, 2006 $	Sept. 30, 2006 $	June 30, 2006 $
Revenues	158,774	211,569	196,573	231,488	166,517	184,061	192,043	200,579
Net Income (Loss)	(1,557,231)	(20,667,153)	(2,250,133)	(2,033,690)	(1,824,205)	28,926,640	(953,748)	(907,022)
Gain (Loss) per share	(0.02)	(0.34)	(0.03)	(0.03)	(0.03)	0.57	(0.02)	(0.02)
Fully diluted gain (loss) per share	(0.02)	(0.34)	(0.03)	(0.03)	(0.03)	0.54	(0.02)	(0.02)

LIQUIDITY

As at March 31, 2008, the Company had a deficit working capital of $1,270,000 as compared to working capital of $11,336,000 as at December 31, 2007 and $9,701,000 as at March 31, 2007. The deficit working capital was mainly due to significant accounts payable resulting from the preparation of oil and gas production during Q1 2008. The Company had cash and cash equivalents of $7,001,000 as at March 31, 2008 as compared to $13,512,000 as at December 31, 2007 and $13,505,000 as at March 31, 2007.

In addition to cash balance, the Company also had Goods and Services Tax (GST) recoverable of $960,000, most of which relate to the GST paid on exploration expenditures.  Subsequent to March 31, 2008, $286,000 of the GST recoverable was received and the Company expects to receive the remaining $674,000 shortly.

The Company also had 17.5 million shares of Titan, in which 3.5 million shares can be disposed of if necessary to fund exploration and operating activities.  As at May 9, 2008, the closing price of Titan’s shares was $0.68 per share.  At each anniversary date from the closing of Titan transaction, 3.5 million shares become free trading and any trades in excess of this annual limit will be subject to prior approval of the Board of Directors of Titan.

During the three months ended March 31, 2008, the Company had received $330,000 from exercised stock options and paid $5,889,000 of cash on specific oil and gas properties. The Company’s net consolidated assets increased by $5,231,000 during the three months ended March 31, 2008, from $63,143,000 as at December 31, 2007 to $68,374,000 as at March 31, 2008.

$1,135,000 of the convertible debentures matures on July 15, 2008 and is convertible at US $1.35 per unit.  Each unit consists of one common share and one warrant, exercisable at US $1.50 per share, expiring on July 15, 2008. The Company’s share price was $1.54 at March 31, 2008. The Company estimated that the convertible debentures would be converted to the Company’s common shares by July 15, 2008.

As at March 31, 2008, 1,769,000 outstanding and vested options are “in the money” (the exercise price is less than the market trading price), with a potential capital resource of $1,372,000 if fully excised.

Subsequent to March 31, 2008, the Company commenced oil & gas production in four wells in Northeastern British Columbia of about 2.7mmcf / day and cashflow from these wells will arrive in 2008 Q2.  The Company expects production to increase to 8mmcf / day by 2008 Q3.

SUBSEQUENT EVENTS

Significant events that occurred after the three months ended March 31, 2008 are disclosed in Note 15 of the interim consolidated financial statements for the three months ended March 31, 2008 and elsewhere in this MD&A.

DISCLOSURE OF INTERNAL CONTROLS

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s disclosure controls and procedures and internal control over financial reporting for the Company.  Internal controls over financial reporting have been established to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated and concluded that disclosure controls and procedures are effective to provide reasonable assurance that all material or potentially material information about the activities of the Company is made known to them by others within the Company. However, management does not expect that the Company’s disclosure controls and procedures will prevent all errors or fraud. Management believes that any system of internal controls over financial reporting, no matter how well designed or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee is composed of three independent directors who review accounting, auditing, internal controls and financial reporting matters.

WHISTLEBLOWER POLICY

Effective December 28, 2007, the Company’s Audit Committee adopted resolutions that authorized the establishment of procedures for complaints received regarding accounting, internal controls or auditing matters, and for a confidential, anonymous submission procedure for employees and consultants who have concerns regarding questionable accounting or auditing matters. The implementation of the whistleblower policy is in accordance with the new requirements pursuant to Multilateral Instrument 52-110 Audit Committees, national Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices.

FORWARD LOOKING STATEMENTS

Statements contained in this document which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements.  Factors that could cause such differences include, but not limited to, are volatility and sensitivity to market price for uranium, environmental and safety issues including increased regulatory burdens, possible change in political support for nuclear energy, changes in government regulations and policies, and significant changes in the supply-demand fundamentals for uranium that could negatively affect prices.  Although the Company believes that the assumptions inherent in forward looking statements are reasonable we recommend that one should not rely heavily on these statements. The Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

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